Organic Plant Health, Inc.

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Organic Plant Health Inc.

Registration Statement on Form S-1

Filed September 7, 2011

File No. 333-176704

Dear Ms. Nguyen:

Thank you for your comment letter dated October 4, 2011 (the "Comment Letter") with respect to the above-captioned Registration Statement. We have filed our Amendment No. 1 to the Registration Statement on Form S-1/A of Organic Plant Health, Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·                  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.Reference is made to the press release dated September 8, 2011 and disseminated via PR Newswire, available at http://www.prnewswire.com/new-releases/organic-plant-health-announces-the-filling-of-sec-form-s-1-registration-

statement-and-provides-an-update-on-current-operations-129442908.html.

It appears that much of the information in the press release is beyond the scope of what is a permitted Securities Act Rule 134 communication. Please provide us with a detailed legal analysis how this press release complies with Rule 134 and the exemption from section 5 (c) of the Securities Act that you believe is available for this communication.

Response:

We understand that much of the information included in the press release dated September 8, 2011 and disseminated via PR Newswire was beyond the scope of what is a permitted in Securities Act Rule 134 communication. The company intended no bad faith. An error in judgment occurred when we authorized distribution of the press release prior to having it reviewed by our securities attorney.

The press release had little or no impact on trading of the company’s stock. Any effect of the press release that could have impacted trading has since passed and no longer bears any effect on the trading of the company’s stock. The company will ensure that its’ securities attorney reviews any future press releases by the company related to SEC filings of this nature.

(1)

2.      Reference is made to the “stock awareness campaign” described in the fourth paragraph of the press release. Please furnish us with any promotional and sales material you intend to use. In addition, please tell us whether the materials used will meet the requirements of Securities Act section 10 as well as how you intend to comply with Securities Act section 5 and Rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134.

Response:

No campaigns or campaign materials have been developed for any awareness campaigns that may be implemented after the effective date. Due to the nature of fast changing information, any materials used for an awareness campaign will be developed within days of the actual start date of any campaign.

3.      Please confirm that you will refrain from referring to the Private Securities Litigation Reform Act safe harbors in future press releases. The safe harbor is not available for initial public offerings or to penny stock issuers.

Response:

We will refrain from referring to the Private Securities Litigation Reform Act safe harbors in future press release. We understand that safe harbor is not available for initial public offerings or to penny stock issuers.

4.      Please provide us with any artwork that you intend to use. Any such artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02, available on our website.

Response:

No campaigns or campaign materials have been developed for any awareness campaigns that may be implemented after the effective date. Due to the nature of rapidly changing information, any materials used for an awareness campaign will be developed within days of the actual start date of a campaign. We understand that any such artwork should be clear illustrations of our product or business with concise language describing the illustrations. We further understand that artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Other than our LOGO as set forth above, there will be no artwork or pictures in the prospectus.

(2)

Registration Statement cover page

5.      It appears that the securities being registered will be offered on a continuous or delayed basis pursuant to Rule 415. Please check the box on the cover page and include the undertakings set forth in Item 512(a) of Regulation S-K in your amended registration statement or advise.

Response:

We have checked the box on the cover page and revised the undertakings.

6.      Please explain the reference to Rule 416 in footnote 1 to the fee table. Please note that since your common shares are not offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions, Rule 416(a) does not appear applicable to your transaction, although Rule(b) automatically provides for such increases in the case of stock splits and stock dividends. Revise or advise.

Response:

The reference to Rule 416 in footnote 1 to the fee table has been removed. Although we have no plans to do so, it is possible that we have a stock split while still offering under the prospectus.

7.      Please revise footnote 2 to the fee table to clarify the number of common shares to be offered by selling stockholders. We note disclosure on page 4 which states that you are offering 10,000,000 shares of common stock. Additionally, it appears you have calculated the fee in accordance with Rule 457(a) rather than Rule 457(o). Please revise accordingly or advise.

Response:

We have revised the fee table to clarify that 10,456,375 common shares will be offered by selling stockholders. In addition, we have revised footnote 2 to clarify that the fee calculation is according to Rule 457(a) under the Securities Act of 1933, as amended.

(3)

Prospectus cover page, page 4

8.      Please revise to separately state the shares of common stock to be offered by you and the shares of common stock to be offered by selling shareholders. Similarly revise the offering table on page 9. Refer to Item 501(b)(2) or Regulation S-K.

Response:

We have separately stated the shares of common stock to be offered by the Company and the shares of common stock to be offered by selling shareholders. The offering table on page __3_ has also been revised.

9.      Please revise the first and last sentence of the first paragraph of the cover page for consistency with the last sentence of the second paragraph of the cover page. Refer to Item 201 and 505 of Regulations S-K.

Response:

The paragraphs have been revised.

10.   Please revise to disclose the net proceeds to be received by you and the net proceeds to be received by the selling stockholders. Similarly revise the offering table on page 9. Refer to Item 501(b)(3) of Regulation S-K.

Response: The section has been revised to disclose the net proceeds to be received by the Company and the net proceeds to be received by the selling stockholders. The disclosure in the offering table has been similarly revised.

11.   Please revise the cover page to include a brief description of the underwriting arrangements for the primary offering of 10 million shares. Specifically, disclose that the primary offering will be made on a best-efforts, self-underwritten basis with no minimum offering amount required. Also disclose that subscriptions will not be escrowed and will be available to you upon receipt. Finally, disclosure, if true, that subscriptions are irrevocable. We note in this regard your disclosure on page 13.

Response:

The brief description of the underwriting arrangement for the primary offering of 10 million shares has been revised as follows:

Public Offering Prospectus.  A prospectus to be used for the direct public offering by Organic Plant Health, Inc. (the “Company”) of up to 10,000,000 shares of common stock at price of $0.20 per share. This primary offering will be made on a best-efforts, self-underwritten basis with no minimum offering amount required. The subscriptions are irrevocable, and will not be escrowed and will be available to you upon receipt. (the “Public Offering Prospectus” or the “Primary Offering”)

(4)

Table of Contents, page 5

12.   Refer to the first sentence of the first paragraph. We note your reference to “underwriters.” Please revise or advise.

Response:

The paragraphs have been revised.

13.   Please revise the last sentence of the second paragraph to remove the implication that information contained in the prospectus may not be accurate. You may not disclaim responsibility for the accuracy of the information contained in your document. Please revise to state that you believe and act as if the information is correct and reliable.

Response:

The paragraphs have been revised.

Our Business, page 6

14.   Please revise your summary to provide a balanced discussion of your business and plan of operation in light of your limited operating history, declining revenues, and net losses. Some of the comments below are provided to guide you in the process of amending the registration statement but they are not an exhaustive list of the items that may be revised for more balanced disclosure.

Response:

The discussion of our business and plan of operation has been revised in light of our limited operating history, declining revenues, and net losses.

15.   Please reconcile your disclosure in the last sentence of the first paragraph that you service 3,500 residential and 50 commercial landscapers with your disclosure in the last sentence of the first paragraph on page 31 and the first sentence of the third paragraph on page 45.

Response:

We currently service over 4,500 residential customers located throughout the region, and over 100 commercial landscapers. The same disclosure has been revised on page ___

16.   Please revise the second paragraph of this section to disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response:

The disclosure regarding our auditor’s substantial doubt about our ability to continue as a going concern has been included.

17.   Please disclose in the third paragraph that you will require at least $500,000 of additional funding beginning in 2011 to sustain existing operations. We note in this regard your disclosure on page 37.

Response:

The disclosure that we will require at least $500,000 of additional funding beginning in 2011 to sustain existing operations has been included.

(5)

Concentration on Organic-Based and Natural Fertilizers Industry, page 6

18.   Please clarify what is your “education first approach.”

Response:

This section has been revised completely.

19.   Please provide us the basis for your belief that the demand for organic fertilizer “will consistently increase for [y]our unique, high quality, organic-based products.”

Response:

This section has been revised completely.

20.   Please substantiate your claim that your product is “unique” and of “high quality.” Alternatively, remove the terms.

Response:

This section has been revised completely.

Our Competitive Advantages, page 7

21.   We note your disclosure here and elsewhere regarding your strategy to grow. To the extent you discuss future possible growth, you should balance your disclosure throughout the filing to include a realistic discussion of the time frame for implementing growth plans and any needed financing. To the extent you do not have any current plans, or do not have financing in place, so state.

Response:

The discussion regarding our future possible growth has been revised as follows:

OPH anticipates no sales growth and in some cases, declines from existing retail outlets for 2011 and the first half of 2012, in light of the current economic climate and our non-competitive product packaging.  However, company management believes that the introduction of new packaging in early 2012, afforded by partial or full funding from this offering, will increase consumer interest in our exclusive products and spur an increase in sales compared to current and past revenues. Although management believes the new branding and packaging design will significantly improve the company’s ability to compete, head-to-head, with national branded fertilizer manufacturers, there is no assurance that any such advantage will be realized.

22.   Please balance the disclosure here to indicate that fertilizer prices have been volatile and that fertilizer prices may actually decrease. Also balance similar disclosures elsewhere.

Response:

We have made a variety of changes to this section to help balance the disclosure regarding the volatility of fertilizer prices. We have also made the same revisions elsewhere in the document.

(6)

23.   Please substantiate your statement that you “have positioned [y]ourselves on the leading edge of proprietary product innovation and marketing of organic-based and natural fertilizers, soil conditioners and controls for insect and disease.” Also revise page 40 accordingly.

Response:

The statement has been revised as follows:

We position ourselves as developers of organic-based, natural and hybrid-organic products that support sustainability in the landscape.

24.   Please revise the bulleted lists to briefly explain why you believe each bullet point represents a unique strength and provide us with substantiation for each claim. Lists claiming your strengths without substantiation are insufficient for disclosure purposes. Revise the list on page 40 in this manner as well.

Response:

The bulleted lists have been revised to briefly explain why we believe each bullet point represents a unique strength with substantiation for each claim.

25.   In addition, please revise the twelfth bullet point to express your point in plain English and remove the third and fourth bullet points in the listing of external strengths. Revise the list on page 40 in this manner as well.

Response:

This section has been revised completely.

Our Strengths, page 7

26.   Please provide us with objective support for your assertions that your products are “innovative,” “competitively superior,” and sold at “competitively prices.” Marketing language that cannot be objectively substantiated should be removed. Alternatively, remove such claims.

Response:

The marketing language has been removed.

27.   We note that you intend to forge relationships with “like-minded companies.” Please explain who you consider to be “like-minded companies.”

Response:

The paragraph regarding like-minded companies has been revised as follows:

We will further forge relationships with like-minded companies including other fertilizer manufacturers, botanical gardens, agricultural entities, plant material companies and possibly even organic food producers.

(7)

28.   Please delete “success” from the first sentence of the last paragraph on page 7.

Response:

It has been deleted.

29.   Please revise to briefly explain what makes you a “leader” in organic and natural fertilizers since your market appears currently primarily limited to the local south Charlotte, North Carolina market.

Response:

The paragraph has been revised.

30.   We note your claim that although you did not realize online sales early in 2011, “increases should follow in the fourth quarters as the company begins to allocate online-marketing dollars.” Please revise to state as a belief of management and clarify that you cannot provide any assurance that online sales will increase in the fourth quarter.

Response:

The paragraph has been revised.

31.   Please revise the last sentence of the seventh paragraph on page 8 to characterize this statement as your belief.

Response:

The paragraph has been revised.

Corporate History and Organizational Structure, page 8

32.   Please revise to disclose the acquisition of Acumedspa Group LLC and Consumer Care of America LLC by QX Bio Tech Group, Inc.

Response:

The section has been revised to disclose the acquisition of Acumedspa Group LLC and Consumer Care of America LLC by QX Bio Tech Group, Inc.

33.   Please revise to disclose that you “vended out” your subsidiaries Acumedspa, LLC and Consumer Care of America, LLC and disclose the reasons for and the material terms of the transaction.

Response:

The section has been revised to disclose the transaction that we “vended out” our subsidiaries Acumedspa, LLC and Consumer Care of America, LLC, and the corresponding reasons.

(8)

Risk Factors, page 11

34.   Please add a risk factor discussing the risk that the secondary offering of 10,456,375 shares of common stock could have the effect of reducing the number of shares sold in the primary offering, which in turn would reduce the net proceeds available to implement your business plan.

Response:

We have added a risk factor to discuss the risk that the secondary offering of 10,456,375 shares of common stock could have the effect of reducing the number of shares sold in the primary offering, which in turn would reduce the net proceeds available to implement our business plan.

 .

The current economic and credit climate, page 11

35.   Please revise this risk factor to discuss specifically how the economic downturn has affected your results of operations, quantifying the effects to the extent you are able. We note in this regard your disclosure on page 8 that you plan “conservative or zero” sales growth through early 2012 and disclosure on page 12 stating that due to the global recession you were not profitable in 2009 and 2010.

Response:

The risk factor has been revised to discuss the economic downturn and its affect on the results of our operations.

The fertilizer industry is highly competitive, page 11

36.   Please remove the first two sentences of the second paragraph of this risk factor as this disclosure mitigates the risk discussed.

Response:

The sentences have been removed.

We have a limited business history, page 12

37.   Please revise the first two sentences of the risk factor to remove reference to profitability that mitigate the risk presented. Additionally, it is unclear how economic conditions are germane to the risk presented in this risk factor. Please revise to discuss the risks attendant to your limited operating history.

Response:

The entire paragraph has been revised to further address how the economic conditions are germane to a discussion about limited operating history.

Because we will require additional financing to expand our operation, page 13

38.   Please remove the first sentence of the second paragraph of this risk factor as it mitigates the risk presented. Additionally, please present the risks discussed in the third paragraph in a separate risk factor.

Response:

The sentences have been removed.

Our future success in dependent on our existing key employees, page 13

39.   Please revise the risk factor to disclose how your business is impacted by your relationship with Mr. Billy Styles.

Response:

The risk factor has been revised with additional details provided about the company’s relationship with Mr. Styles.

Our common stock is currently quoted on the “Pink Sheets – Other”, page 16

40.   The last two paragraphs of this risk factor are not applicable to a self-underwritten registered offering. Please revise accordingly.

Response:

The last two paragraphs have been removed.

Our stock is a penny stock, page 18

41.   Please remove the last paragraph of this risk factor, which is not germane to and mitigates the risk presented.

Response:

  The last paragraph has been removed.

(9)

If we fail to comply with Section 404, page 19

42.   Please remove this risk factor as it restates the risks discussed in the third risk factor on page 13.

Response:

The risk factor has been removed.

Use of Proceeds, page 20

43.   Please include tabular disclosure of your use of proceeds in the event that 25% and 75% of the offering is subscribed.

Response:

The use of proceeds charts have been expanded to include the results if 25% and 75% of the offering is subscribed.

44.   Refer to the last sentence of the last paragraph. We note that you reserve the discretion in the allocation and use of proceeds of the offering. Please note that while you may reserve the right to change the use of proceeds, you must discuss the contingencies and the alternatives to such use. Refer to Instruction 7 of Item 504 of Regulation S-K.

Response:

The paragraph has been revised as follows:

The expected use of net proceeds of this offering represents our intentions based on our current plans and business conditions. The amount and timing of our actual expenditures will depend on numerous factors, including increases in construction and renovation costs and expenses or unforeseen delays in upgrading and up-fitting the new production facility, opportunities for expanded sales that may arise, and any unforeseen cash needs. As a result, we will retain broad discretion in the allocation and use of the net proceeds of this offering based on its assessment of the then current needs of our business and the benefit to shareholders.

Dilution, page 24

45.   Please revise the dilution tables to present the dilution to new investors if 25%, 50%, and 75% of the offering is subscribed.

Response:

The section has been revised to include the dilution tables presenting the dilution to new investors if 25%, 50%, and 75% of the offering is subscribed.

Plan of Distribution, page 25

46.   Please revise to describe the plan of distribution for the 10 million shares to be offered by you.

Response:

The section has been revised to include the plan of distribution for the 10 million shares to be offered by the Company.

(10)

Management’s Discussion and Analysis, page 31

Results of Operations, page 32

47.   Please revise to discuss all known trends affecting your revenues and cost of goods sold. In particular, you attribute declining sales to the “temporary impact” of your shift to a retail partner distribution model. However, you also disclose on page 8 that you expect “conservative to zero” sales growth through early 2012 because of economic conditions. Also, since your revenues have trended down since at least 2009 it appears that the decrease in revenues is more than “temporary.”

Response:

The section has been revised to include all known trends affecting revenues and cost of goods sold.

48.   In light of your declining revenues and your disclosure that your retail store is “a more profitable operation” than your wholesale operation, please explain in greater detail the basis for your belief that your wholesale operation will provide greater long-term revenue stability and profitability. In this regard, please disclose the revenues and gross profit attributable to the Matthews store and to your wholesale operation.

Response:

The section has been revised to include greater detail supporting our belief that wholesale operations will provide greater long-term stability and profitability.

49.   Please substantiate your claim that the “green-minded consumers and businesses” along with homeowners with “do-it-yourself tendencies” are “two of the fastest growing segments in the residential consumer market.”

Response:

The section has been revised, including the deletion of the noted claim.

50.   Please expand your discussion of increased commodity costs, including whether you expect these trends to continue.

Response:

The section has been revised to expand the discussion of commodity costs.

51.   Please revise to discuss the actions you have taken or intend to take to reduce your raw materials and packaging costs. We note your disclosure on page 64.

Response:

The section has been revised to include a discussion of steps taken to reduce raw materials and packaging costs.

(11)

Operating Activities, page 35

52.   Please revise to explain why your accounts receivable increased significantly during the six months ended June 30, 2011.

Response:

The section has been revised to explain the increase in accounts receivable.

Loan Facilities, page 36

53.   Please revise to disclose here the name of the holder of the $100,000 convertible promissory note.

Response:

The name of the person or entity holding the $100,000.00 convertible promissory note is Greentree Financial Group, Inc.

Organic-Based and Natural Fertilizers Industry Background, page 39

54.   Please quantify, if known, the organic fertilizer market and include independent support for your statement that demand is growing. Also, since your product offerings are limited to the organic fertilizer market, please remove “of the $59 billion fertilizer market…”

Response:

The section has been revised to include a quantitative discussion of the organic fertilizer market.

55.   Refer to the last two sentences of the third paragraph. Please revise to state as beliefs of management.

Response:

The paragraph has been revised to reflect the change requested.

Business, page 40

56.   Please revise this entire section to add the specificity about your business plan and the obstacles it faces necessary for investors to make an investment decision about your securities. The following comments are intended to provide some guidance as you begin the task of creating a document which investors will find useful. As you respond to the separate comments, please add detail about costs and timelines wherever possible. Also, if any of the revised disclosure suggests that revisions to the risk factor section are necessary, please make the appropriate changes.

Response:

The section has been revised to provide greater discussion about our business history, business plan and the obstacles we have encountered. This should provide investors with information to help them make a more informed decision.

57.   Please disclose your new packaging and branding strategy and your relationship with Kaleidoscope-Chicago and the estimated cost and timeframe for implementation.

Response:

The paragraph has been revised to reflect the change requested.

(12)

58.   Please revise to balance the disclosure in the third sentence of the first paragraph by providing that you cannot provide assurance that your products will improve the soil and plant health in all landscapes and properties.

Response:

The paragraph has been revised to balance the disclosure.

59.   Please revise the caption “Track record of growth” on page 42 as your declining revenues and net losses do not support this claim. Also, disclose your 2007 and 2008 revenues and customer counts.

Response:

The caption has been renamed as follows: The Impact of the Recession after 2 years of Growth. Further, revenues and customer counts have been included for 2007 and 2008.

60.   Please balance the second paragraph on page 42 to disclose that your expansion plans are contingent on the success of this offering or obtaining additional sources of capital.

Response:

The caption has been renamed as follows: “The Impact of the Recession after 2 years of Growth”. Further, revenues and customer counts have been included for 2007 and 2008.

61.   Please substantiate the statements that you “produce [ ] the highest quality products in the category” and you have “efficiency in your processes.”

Response:

The paragraph has been revised, removing the claim.

62.   Please remove “solid” from the fourth paragraph on page 42 and substantiate that you have developed “a strong positive reputation.”

Response:

The paragraph has been revised, removing the claim.

63.   Please remove “strong track record” from the last sentence of sixth paragraph on page 42.

Response:

The paragraph has been revised, removing the claim.

(13)

64.   Please briefly explain how the example you cite in the last paragraph page 42 makes you a market leader.

Response:

The paragraph has been revised, removing the claim.

65.   Please substantiate the last sentence on page 42 or remove.

Response:

The paragraph has been revised, removing the claim.

66.   We note your disclosure on page 48 regarding the high cost of state product registration and that you are only registered in six states. Please revise page 43 to discuss whether you intend to register in other states as part of your growth strategy and disclose the estimate cost to do so. Also disclose whether registration is required for online sales and if so, the effect this may have on the growth of your e-commerce platform.

Response:

The paragraph has been revised to include additional information about state and federal regulations and registration requirements.

67.   Please revise the third paragraph on page 43 to disclose the estimated development costs and the stage of development of the products you expect to introduce in the next two years.

Response:

The section has been revised to disclose the estimated development costs and the stage of development for key products under consideration.

68.   You state to meet your anticipated 2012 demand you will need to move to a larger facility. Please disclose the estimated costs and timeline of your expansions plans.

Response:

The paragraph has been revised to include the estimated costs and timeline associated with meeting future demand.

69.   Please revise the fifth paragraph to discuss in greater detail the product opportunities you have identified and disclose the estimated amount of research and development funding and anticipated time frame necessary to develop these products.

Response:

The section has been revised to discuss additional product opportunities, estimated costs and time frame of development.

(14)

Customers and Suppliers, page 45

70.   Please revise to identify customers that account for 10% or more of your sales and name all principal suppliers. We note your disclosure on page 64.

Response:

The section has been revised to identify the customers and the principal suppliers.

71.   Please explain the asterisk in the “Percentage” column of the Suppliers of Raw Materials table.

Response:

The asterisk was a typographical error, and has been deleted.

Intellectual Property, page 47

72.   We note that you have not disclosed intellectual property rights in your products. However, we note that you have several trademarked products. Please advise. If applicable, please add a risk factor discussing the risks to you because you do not own intellectual property rights in your products and processes.

Response:

The section has been revised to disclose additional information about our property rights as it relates to our products. We have not added a risk factor regarding property rights as we do not believe that any such risks involving our property rights, or lack thereof, are material risks.

Government Regulation, page 47

73.   Please expand your discussion of applicable federal, state, and local regulations.

Response:

The section has been revised to reflect an expanded discussion of applicable federal, state and local regulations.

Management, page 50

74.   Please thoroughly revise each officer and director biography to remove marketing and other subjective statements that are beyond the scope of Item 401 (e) of Regulations S-K.

Response:

The officer and director biographies have been revised to be within the scope of Item 401 (e) of Regulations S-K.

Summary Compensation Table, page 52

75.   Please provide a narrative discussion of the compensation arrangements with your officers. Refer to Item 402 (o) of Regulations S-K.

Response:

The section has been revised to expand the discussion of compensation arrangements with our officers.

76.   Please revise the table so that the amounts currently listed under the Nonqualified Deferred Compensation Earnings column are included in the Salary column. You may disclose the amount of salary earned but not paid in a footnote to the table.

Response:

The table has been revised to include the amounts currently listed under the Nonqualified Deferred Compensation Earnings column in the Salary column, and disclose the amount of salary earned but not paid in a footnote to the table.

77.   Please add a footnote explaining the amounts in the ALL Other Compensation column. Refer to Item 402(n)(2)(ix) of Regulations S-K.

Response:

The officers of the company are currently considered “at-will” employees. The Company has no other compensation to the officers in addition to the salaries. The Compensation Table has been corrected accordingly.

(15)

Certain Relationships and Related Transactions, page 53

78.   Please revise the first paragraph to discuss the loans made by each officer and director and file the promissory note as exhibits or tell us why they are not required to be filed.

Response:

The first paragraph has been revised to discuss the loans made by each officer and director. The copy of each promissory note has been filed as exhibits to the amended registration statement.

79.   Please file a written description of the loan from your president as an exhibit to your amended registration statement.

Response:

A written description of the loan from our president has been filed as an exhibit to our amended registration statement.

Unaudited Consolidated Financial Statements for the Six Months ended June 30, 2011

Note-7 Loan Payable, page 61 and Note-9 Capital Transactions, page 62

80.   We note that on January 1, 2011, you entered into a convertible promissory note with Greentree Financial Group, Inc. in a principal amount of $100,000, which bears an interest rate of %6 per annum and is due on January 1, 2013. Pursuant to the Note, Greentree has an option to convert all or any portion of the accrued interest and unpaid principal balance of the Note into the common stock of you or your successors, at $0.10 per share, no sooner than December 31, 2011. Please tell us and revise the notes to your financial statements to indicate how the conversion price associated with your convertible debt instrument were calculated or determined and indicate whether the conversions price represented a beneficial conversion feature at the time debt obligations were incurred. If so, please explain how this beneficial conversion feature was accounted for in your financial statements. Refer to the guidance regarding beneficial conversions features outlined in ASC 470.

Response:

The notes to our financial statements has been revised as follows to disclose the determination of conversion price, the beneficial conversion feature of the Note and the accounting treatment for the beneficial conversion feature.

On January 1, 2011, the Company entered into a convertible promissory note (the Note) in a principal amount of $100,000 payable to Greentree Financial Group (“Greentree”), which bears an interest rate of 6% per annum and is due on January 1, 2013. Pursuant to the Note, Greentree has an option to convert all or any portion of the accrued interest and unpaid principal balance of the Note into the Common Stock of the Company or its successors, at Ten Cents ($.10) per share, no sooner than December 31, 2011. The conversion price associated with the Note was determined based on the facts that the Company had nominal trading volume for its stock, and had negative shareholder equity at the time of issuance.

The Note is discounted in full amount due to the issuance of 1,000,000 shares of Common Stock as sweetener to the Note, and a beneficial conversion feature. The fair value of the 1,000,000 shares was $68,245 determined by an arm’s length payable settlement with a non-affiliate since there was nominal trading volume of our common stock in the market, and recorded as discount to note payable, which will be amortized over 2 years starting from January 1, 2011. The remaining discount of $31,755 represented the intrinsic value of the beneficial conversion option, which will be amortized over 2 years starting from January 1, 2011. We recorded interest expense from the Note of $14,000 and $42,000 for the three and nine months ended September 30, 2011, respectively.

The carry value of the Note was $37,500 as of September 30, 2011. The 1,000,000 shares of Common Stock were issued on May 13, 2011.

(16)

Note-9 Capital Transactions, page 62 and Note-14 Subsequent Events, page 64

81.   In light of the significant number of equity transactions described in Note 9 and in “Item 15. Recent Sales of Unregistered Securities,” please revise to include a statement of Stockholder’s/Members’ Deficit in your interim financial statements.

Response:

A statement of Stockholder’s/Members’ Deficit have been included in our interim financial statements.

82.   Also, please tell us and expand your notes to the financial statements to fully disclose the nature and terms of each stock issuance, including how the shares of common stock were valued in each of the transactions and explain why it appears that shares issued on similar dates are valued differently. Please note that the amounts appearing on the face of the statements of stockholders’/members’ deficit should reconcile to your disclosures in the notes to the financial statements. Please revise accordingly. We may have further comment upon reviewing your response and your revised disclosures.

Response:

Note-9 Capital Transactions has been expanded to fully disclose the nature and terms of each stock issuance. Each transaction was independently negotiated between us and the third party. We evaluated each transaction based on the fact that we had nominal trading volume for our stock, and had negative shareholder equity at the time of issuance. In addition, we also consider the working capital needs on our operation. The statements of stockholders’/members’ deficit have been revised to reconcile our disclosures in the notes.

83.   It appears that not all transactions disclosed in “Item 15. Recent Sales of Unregistered Securities” have been reflected in Note 9 or Note 14. Please update the notes to your financial statements to include disclosure of all material equity transactions.

Response:

We have revised the footnotes to reflect the transactions disclosed in “Item 15. Recent Sales of Unregistered Securities” and occurring after the completion of reverse acquisition. The transactions disclosed in Item 15 but occurring before the completion of reverse acquisition were not included in the footnotes because the accompanying consolidated financial statements include the following as a result of reverse acquisition and recapitalization of the Company:

1.      The balance sheet consists of the net assets of the accounting acquirer (OPH) at historical cost and the net assets of the accounting acquiree (the Company) at historical cost;

2.      The financial position, results of operations, and cash flows of the accounting acquirer (OPH) for all periods presented as if the recapitalization had occurred at the beginning of the earliest period presented and the operations of the accounting acquiree (the Company) from the date of stock exchange transaction

Audited Consolidated Financial Statements, page 65

General

84.   We note your disclosure on page 17 that after the offering, your current management will beneficially own over 50% of your outstanding Common Stock and will have full control over your affairs. The security holder will be able to continue to elect over a majority of your directors and to determine the outcome of the corporate actions requiring shareholder approval, regardless of how your additional security holders may vote. The investors will have no ability to influence corporate actions. In addition to the information in Notes 7 and 8 to the financial statements, please revise the notes to your audited financial statement to indicate the percentage ownership interest that these parties will hold following completion of the offering and disclose their ability to exercise control over your operations. Refer to the requirements of ASC 850-10- 50-6.

Response:

We have added Note 9 – Beneficial Owners to the audited financial statements disclosing the percentage ownership interest that the beneficial owners will hold following completion of the offering and their ability to exercise control over our operations.

(17)

Consolidated Statement of Stockholders’/Members’ Deficit, page 70

85.   Please revise your consolidated statement of stockholders’ deficit to reflect the shares issued to accounting acquirer in the reverse merger transaction as outstanding as of the beginning of the earliest period presented. The outstanding shares of the accounting acquire should be reflected as an issuance on the date the reverse merger transaction occurred and should be valued at the historical carrying value of the net assets of the accounting acquire at the date of the transaction.

Response:

We have revised our consolidated statement of stockholders’ deficit to reflect the shares issued to accounting acquirer in the reverse merger transaction as outstanding as of the beginning of the earliest period presented.

Note- 1 Organization and Business Background, page 74

86.   We note the disclosure in the last paragraph on page 74 indicating that you vended out your two subsidiaries, Acumedspa, LLC and Consumer Care of America, LLC in exchange of total payments of not less than $200,000. Please tell us and indicate in the notes to the financial statements how this transaction was accounted for in your financial statements. Also, please indicate when the cash payments were or will be received. We may have further comment upon review of your response.

Response:

As the consequence of a reverse acquisition between the Company and OPH, Acumedspa, LLC (“AcuMed”) and Consumer Care of America, LLC (“CCA”) were sold to Mr. Brian Sperber, a prior director and prior majority shareholder of the Company (“Mr. Sperber”), in exchange of total payments of not less than $200, rather than $200,000. Mr. Sperber acquired 100% interest in the common shares of AcuMed and CCA, as well as assumed any and all liabilities of AcuMed and CCA. The $200 was received upon the completion of the transaction and accounted for as part of recapitalization of the Company.

Note-2 Summary of Significant Accounting Policies

Revenue Recognition, page 77

87.   We note from the disclosure in the third paragraph on page77 indicating that you recognize revenue from sale of license agreements and optional license agreements upon execution of the licensing agreement. Please tell us and revise the notes to your financial statements to explain why you believe revenue recognition with respect to licensing agreements is appropriate at the time the related agreement is executed. Refer to the guidance outlined in SAB Topic 13:A:3:d and f.

Response:

The license term begins upon the execution of the related agreements. In order to make it clear, we have revised the note as follows:

The Company recognizes revenue from the sale of license agreements, and optional license agreements, to approved distribution partners that desire to represent the Company in developing sales and marketing agreements with potential wholesale customers. The license fee paid by the approved distribution partners is nonrefundable, one-time charge and independent from the sale of products or services. The Company recognizes licensing revenue when the license term begins.

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Note-6 Loan Payable, page 80

88.   We note from the disclosure included in Note 6 that the current portion of your line of credit with Bank of Granite was $27,463 and $45,422 as of December 31, 2010 and 2009, respectively. However, it appears that such amounts have been included in long-term debt on your balance sheets at each of these dates. Please revise to reflect such amounts as current liabilities in your December 31, 2010 and 2009 balance sheets.

Response:

We have reclassified the line of credit in amount of $27,463 and $45,422 with Bank of Granite as of December 31, 2010 and 2009, respectively, as current liabilities.

Note-8 Due to Shareholder, page 81

89.   We note from the disclosure included in Note 8 that you had outstanding balances of $83,384 and $68,384 due to your president as of December 31, 2010 and 2009 that are due on demand. We also note that these obligations have been classified as long-term liabilities from related parties on your balance sheet. Please revise to reflect these balances which are due on demand as current liabilities pursuant to the guidance in ASC 470-10-45-10. Your interim balance sheet should be similar revised.

Response:

We have reclassified the outstanding balances of $83,384 and $68,384 due to our president as of December 31, 2010 and 2009, respectively, as current liabilities, same as our interim balance sheet as of September 30, 2011.

Note-10 Capital Transactions, page 81

90.   We note that on December 31, 2010, the Board of Directors approved the issuance of 4,220,000 shares of your common stock to settle $211,000 in shareholder loans. This debt was converted at a discounted rate of $0.05 per common share, a price significantly lower than the offering price. Please tell us and revise the notes to your financial statements to indicate how the conversion prices associated with your convertible debt instrument was calculated or determined and indicate whether the conversion price represented a beneficial conversion feature at the time the debt obligations were incurred. If so, please explain how this beneficial conversion feature was accounted for in your financial statements. Refer to the guidance regarding beneficial conversion features outlined in ASC 470.

Alternatively, if the conversion terms were determined subsequent to the time that the debt obligations was incurred, please tell us and explain in the notes to your financial statements how your accounting treatment complied with the guidance in ASC 470-20-40 with regard to induced conversions.

Response:

The conversion price of $0.05 per common share represents the fair value of the conversion feature relative to the fair value of the debt instrument due to the following facts:

1.      The market price of our common stock varied between $0.045 and $0.07 during the 5 consecutive days before the conversion date, December 31, 2010;

2.      We had nominal trading volume for our common stock, and had negative shareholder equity at the time of issuance.

Therefore, we believe the debt had substantive conversion feature, but the conversion feature are note beneficial. No gain or loss is recognized pursuant to ASC 470-20-40.

We have revised the notes to our financial statements to explain how our accounting treatment complied with the guidance in ASC 470-20-40. Please see page ______90______ of the Amendment.

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Note-13 Loss per Share, page 82

91.   Please revise the weighted average number of common shares used to compute your basic and diluted net loss per share, and the related net loss per share for 2010 disclosed in Note 13, to give effect to the 1 for 50 reverse stock split disclosed in Note 10. Also, please reconcile and revise such amounts with the amounts disclosed on your consolidated statement of operations for 2010.

Response:

We have revised the weighted average number of common shares used to compute our basic net loss per share, and have revised the related net loss per share for 2010 disclosed in Note 13, to reflect the 1 for 50 reverse stock split. We also reconciled and revised such amounts on our consolidated statement of operations for 2010. There was no dilutive earning per share due to net losses during the periods.

Item 15. Recent Sales of Unregistered Securities, page 84

92.   Please revise to disclose the exemption(s) relied upon for the issuance of common stock to Greentree on May 13, 2011 and to the consultant in May 2011 and briefly state the factual basis for the exemption.

Response:

We have revised the disclosure to include the exemptions relied upon for the issuance of common stock to Greentree on May 13, 2011 and to the consultant in May 2011, and the factual basis for the exemption.

Item 17. Undertakings, page 86

93.   It does not appear that the Rule 430A undertakings are applicable to your offering. Please tell us why you have included undertakings related to Rule 430A or remove them.

Response:

We have revised this section completely to remove the reference to Rule 430A.

Signatures, page 87

94.   Please include the signature of your principal accounting officer or controller in the second signature block in your amended registration statement.

Response:

The signature of our principal accounting officer or controller has been moved to the second signature block in our amended registration statement.

Other

95.   Your financial statement should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:

Our financial statements have been updated to September 30, 2011.

96.   Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Response:

A currently dated consent from the independent public accountant has been filed hereto as exhibit 23.1 of the amended registration statement.

Very truly yours,

/s/ William Styles
Name: William Styles Title: President, Chief Executive Officer and Director

/s/ J. Alan Talbert
Name: J. Alan Talbert Title: Vice President, Chief Operations Officer and Director

cc: Effie Simpson, SEC

Linda Cvrkel, SEC

J. Nolan McWilliams, SEC